No. 812-

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

APPLICATION FOR AN ORDER PURSUANT TO SECTION 57(i) OF THE INVESTMENT
COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT TO PERMIT CERTAIN
JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTION 57(a)(4) OF THE ACT
AND UNDER SECTION 17(d) OF THE ACT AND RULE 17d-l UNDER THE ACT
AUTHORIZING CERTAIN JOINT TRANSACTIONS.

MONROE CAPITAL CORPORATION
MONROE CAPITAL PARTNERS FUND, L.P.
MC FUNDING LTD.
MONROE CAPITAL BDC ADVISORS, LLC
MONROE CAPITAL PARTNERS FUND ADVISORS, INC.
MONROE CAPITAL MANAGEMENT, LLC

311 South Wacker Drive, Suite 6400
Chicago, Illinois 60606
(312) 258-8300

All Communications, Notices and Orders to:

Theodore L. Koenig
Chief Executive Officer
311 South Wacker Drive, Suite 6400
Chicago, Illinois 60606
(312) 258-8300

Copies to:

Steven B. Boehm	Jonathan H. Talcott
Sutherland Asbill & Brennan LLP	Nelson Mullins Riley & Scarborough LLP
1275 Pennsylvania Avenue, N.W.	101 Constitution Avenue NW, Suite 900
Washington, D.C. 20004	Washington, D.C. 20001

July 27, 2011

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

In the Matter of:	)
APPLICATION FOR AN
ORDER PURSUANT TO
SECTION 57(i) OF THE
INVESTMENT COMPANY ACT
OF 1940 AND RULE 17d-1
UNDER THE ACT TO PERMIT
CERTAIN JOINT
TRANSACTIONS OTHERWISE
PROHIBITED BY SECTION
57(a)(4) OF THE ACT AND
UNDER SECTION 17(d) OF THE
ACT AND RULE 17d-l UNDER
THE ACT AUTHORIZING
CERTAIN JOINT
TRANSACTIONS.

)
)
MONROE CAPITAL CORPORATION;	)
MONROE CAPITAL PARTNERS FUND, L.P.;	)
MC FUNDING LTD.;	)
MONROE CAPITAL BDC ADVISORS, LLC; MONROE CAPITAL PARTNERS FUND ADVISORS, INC.; AND MONROE CAPITAL MANAGEMENT, LLC 311 South Wacker Drive Chicago, Illinois 60606	) ) ) ) ) ) ) ) )
(312) 258-8300)
File No. 812-	) )
Investment Company Act of 1940)

Monroe Capital Corporation (the “Company”), Monroe Capital Partners Fund, L.P. (“Monroe SBIC”), MC Funding Ltd. (“MC Funding”),  Monroe Capital BDC Advisors, LLC (the “Adviser”), Monroe Capital Partners Fund Advisors, Inc. (“Monroe SBIC Adviser”), and Monroe Capital Management, LLC (the “Monroe Collateral Manager”, and together with Monroe SBIC Adviser, the “Adviser Affiliates”), (collectively, the “Applicants”) hereby apply for an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-1 thereunder,2 authorizing certain joint transactions that otherwise may be prohibited by Section 57(a)(4).

In particular, the relief requested in this application (the “Application”) would allow the Company, on the one hand, and Monroe SBIC and MC Funding, on the other (together, the “Funds”), as well as any future entities that are advised by the Adviser or the Adviser Affiliates or that are affiliated persons of the Company as defined in Sections 2(a)(3)(C) and (D) of the 1940 Act, that may be prohibited from co-investing with the Company by reason of Section 57 of the 1940 Act (the “Future Co-Investment Affiliates”), on the other hand, to co-invest in the same issuers of securities (“Portfolio Companies”).

1 Unless otherwise indicated, all section references herein are to the 1940 Act.

2 Unless otherwise indicated, all rule references herein are to rules under the 1940 Act.

All existing entities that currently intend to rely on the Order have been named as Applicants and any future entities that may rely on the Order in the future will comply with its terms and conditions.

I.           GENERAL DESCRIPTION OF APPLICANTS

A.           The Company

The Company was formed as a Maryland corporation on February 9, 2011 for the purpose of operating as an externally managed, closed-end, non-diversified management investment company that will elect to be regulated as a business development company (“BDC”) under the 1940 Act.3  In addition, the Company intends to elect to be treated as a regulated investment company (“RIC”) for tax purposes as defined in Subchapter M of the U.S. Internal Revenue Code of 1986, as amended.

The Company intends to offer its common stock to the public in an initial public offering (“IPO”) pursuant to its Registration Statement on Form N-2, which was initially filed on March 3, 2011 (the “Registration Statement”).  The Company will register under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by filing a Form 8A and file its election to become a BDC on Form N-54A on the date the Registration Statement is declared effective, after which it will become subject to the periodic reporting requirements under Section 13(a) of the Exchange Act.  The Company will apply to have its common stock listed on the Nasdaq Global Market under the symbol “MRCC.”

The Company is a specialty finance company focused on providing financing primarily to lower middle-market companies in the United States and Canada.  The Company provides customized financing solutions focused primarily on senior, unitranche and junior secured debt and, to a lesser extent, unsecured subordinated debt and equity, including equity co-investments in preferred and common stock and warrants.  Its investments will generally range in size from $5 million to $25 million.  The Company’s investment objective is to maximize the total return to its stockholders in the form of current income and capital appreciation through debt and equity investments.

In connection with the closing of the IPO, the Company intends to purchase its initial portfolio of loans for $96.3 million from a fund managed by Monroe Capital, LLC. This portfolio is comprised of 34 loans that are either senior, unitranche or junior secured debt obligations of companies that the Company believes will provide it with a secure and sound foundation for its business.

The Company has a board of directors (the “Board”) consisting of five members, three of whom are not “interested persons” of the Company within the meaning of Section 2(a)(19) (the

3 Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in section 55(a)(1) through 55(a)(3) of the 1940 Act and makes available significant managerial assistance with respect to the issuers of such securities.

 “Independent Directors”).  Pursuant to the Company’s charter and bylaws, members of the Board will be divided into three classes.  Each class of directors will hold office for a three-year term.  However, the initial members of the three classes will have initial terms of one, two and three years, respectively.  At each annual meeting of the Company’s stockholders, the successors to the class of directors whose terms expire at such meeting will be elected to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election.  The Company’s charter permits the Board to elect directors to fill vacancies that are created either through an increase in the number of directors or due to the resignation, removal or death of any director.

B.           The Adviser

The Adviser was organized as a limited liability company under the laws of the state of Delaware in February 2011.  The investment professionals of the Adviser will be responsible for sourcing potential investments, conducting research and due diligence on prospective investments and their private equity sponsors, analyzing investment opportunities, structuring the Company’s investments and managing the Company’s investments and portfolio companies on an ongoing basis.  The Adviser is registered with the Commission pursuant to Section 203 of the Investment Advisers Act of 1940 (the “Advisers Act”).

Theodore L. Koenig and Daniel M. Duffy will serve on the Company’s senior management team, which will provide investment services to the Adviser pursuant to a staffing agreement.  Mr. Koenig also holds over 75% of the membership units of the Adviser.  Michael J. Egan and Jeremy T. VanDerMeid will join Messrs. Koenig and Duffy on the investment committee of the Adviser.

C.           The Funds and Adviser Affiliates

As described in more detail below, each of the Funds has the same or a similar investment objective and strategy as the Company’s, which focuses primarily on senior, unitranche, and junior secured debt and, to a lesser extent, unsecured subordinated debt and equity to lower middle-market companies. Thus, investments in certain Portfolio Companies generally would be appropriate investments for both the Company and one or more of the Funds.

Also as described in more detail below, each of the Funds has an Adviser Affiliate that serves as its investment adviser, general partner or collateral manager.  Accordingly, and as set forth in more detail below, each of the Adviser Affiliates could be deemed to be “controlled,” for purposes of the 1940 Act, by a person or persons who also control the Adviser.

1.           Monroe SBIC

Monroe SBIC was formed as a Delaware limited partnership on May 11, 2009 for the purpose of providing investors with current income and long-term capital appreciation by investing in private and public middle market companies primarily in the United States.  Monroe SBIC was licensed as a small business investment company by the United States Small Business Administration in February 2011, with approximately $200 million in commitments.

The general partner of Monroe SBIC is Monroe Capital Partners Management, LLC (“Monroe SBIC General Partner”), a Delaware limited liability company.  The Monroe SBIC General Partner has full and exclusive management authority over all investments, asset dispositions, distributions, and other affairs of Monroe SBIC.  Mr. Koenig owns 20% of the membership units of Monroe SBIC General Partner, and Mr. Egan owns 12% of the membership units of Monroe SBIC General Partner.

a.           Monroe SBIC Adviser

Monroe SBIC is managed by Monroe SBIC Adviser, a Delaware corporation.  Mr. Koenig owns 23% of the membership units of the Monroe SBIC Adviser, and Mr. Egan owns 14% of the membership units of the Monroe SBIC Adviser.  Monroe SBIC Adviser is not  currently registered under the Advisers Act because it has had fewer than 15 clients during the course of the preceding 12 months.

2.           MC Funding

MC Funding was formed on September 13, 2006 as an exempted company incorporated under the laws of the Cayman Islands with limited liability for the sole purpose of acquiring certain collateralized debt obligations, issuing securities, and engaging in certain related transactions.  MC Funding has issued approximately $410 million of notes and preferred shares as of December 21, 2006, and MC Funding has used the proceeds of its sale of securities primarily to fund the purchase of a portfolio of floating rate senior secured loans and participations.

a.           Monroe Collateral Manager

The collateral manager of MC Funding is Monroe Collateral Manager, a Delaware limited liability company. Mr. Koenig, Mr. Egan, and Mr. VanDerMeid each indirectly hold, respectively, 38%, 33%, and 12.5% of the membership units of the Monroe Collateral Manager.  Monroe Collateral Manager is not registered under the Investment Advisers Act of 1940 because it has had fewer than 15 clients during the course of the preceding 12 months.

II.	RELIEF FOR PROPOSED CO-INVESTMENTS

A.	Co-Investment in Portfolio Companies by the Company and Company Affiliates

1.	Mechanics of the Co-Investment Program

Upon issuance of the requested Order, the Adviser will manage the Company, and Adviser Affiliates will manage the Funds, in the same manner that the Company and the Funds have been managed in the past, consistent with their respective existing investment objectives and strategies.  It is anticipated that the Company will in the future co-invest (such future co-

investments collectively, the “Co-Investment Program,” and each investment, a “Co-Investment Transaction”) on a concurrent basis with one or more of the Funds.

In selecting investments for the Company, the Adviser will only consider the Company’s investment objective, investment policies, investment position, capital available for investment, and other pertinent factors.  Likewise, when selecting investments for each of the Funds, the Adviser Affiliates will select investments separately for each entity, considering, in each case, only the investment objective, investment policies, investment position, capital available for investment, and other pertinent factors applicable to that particular investing entity.  However, as each of the Funds has the same or a similar investment strategy as the Company’s, a Portfolio Company that is an appropriate investment for the Company may be an appropriate investment for one or more of the Funds, and vice versa.

Under the Co-Investment Program, co-investment among the Company and one or more of the Funds would be the exception, rather than the norm.  Each Co-Investment Transaction would be allocated among the Company, on the one hand, and one or more of the Funds, on the other hand.  Each transaction and the proposed allocation of each investment opportunity would be approved prior to the actual investment by the required majority (within the meaning of Section 57(o)) (the “Required Majority”)4.

All subsequent activity (i.e., exits or follow-on investments) in a Co-Investment Transaction will be made pursuant to the conditions contained in this Application.  The Co-Investment Program requires that the terms, conditions, price, class of securities, settlement date, and registration rights applicable to any of the Funds’ purchases to be the same as those applicable to the Company’s purchase.

Additionally, as a result of the expansion of the business of the Company or the Funds, there may be instances in which the Company and one or more of the Funds find themselves holding investments in the same Portfolio Company of the same or a different class, but where the respective acquisitions of those investments did not occur at the same time or otherwise implicate the joint transaction proscriptions of Section 57(a)(4), which are described in more detail below.  In these scenarios, no issue arose under Section 57 when the original investments were made, and it is possible that either or both of the Company and one or more of the Funds may desire to exit the investment in circumstances under which Section 57(a)(4) is implicated (those situations where Section 57(a)(4) was not implicated when the initial investments were made, but where Section 57(a)(4) is implicated in connection with the exit from such investment, are referred to as “Joint Exit Transactions”).  All Joint Exit Transactions will be made pursuant to the conditions contained in this Application.

4 The term “Required Majority,” when used with respect to the approval of a proposed transaction, plan, or arrangement, means both a majority of a BDC’s directors or general partners who have no financial interest in such transaction, plan, or arrangement and a majority of such directors or general partners who are not interested persons of such company.

2.	Reasons for Co-Investing

It is expected that co-investment in Portfolio Companies by the Company and one or more of the Funds will increase favorable investment opportunities for the Company.  The Co-Investment Program will be effected only if it is approved by the Required Majority on the basis that it would be advantageous for the Company to have the additional capital from one or more of the Funds available to meet the funding requirements of attractive investments in Portfolio Companies.  A BDC that makes investments of the type contemplated by the Company typically limits its participation in any one transaction to a specific dollar amount, which may be determined by legal or internally imposed prudential limits on exposure in a single investment.  In view of the foregoing, in cases where the Adviser identifies investment opportunities requiring larger capital commitments, it must seek the participation of other entities with similar investment styles.  The availability of one or more of the Funds as an investing partner of the Company may alleviate some of that necessity in certain circumstances.

The Company could lose some investment opportunities if it could not provide “one-stop” financing to a potential Portfolio Company.  Portfolio Companies may reject an offer of funding arranged by the Adviser due to the Company’s inability to commit the full amount of financing required by the Portfolio Company in a timely manner (i.e., without the delay that typically would be associated with obtaining single-transaction exemptive relief from the Commission).  By reducing the number of occasions on which the Company’s individual or aggregate investment limits require the Adviser to arrange a syndication with unaffiliated entities, the Company will likely be required to forego fewer suitable investment opportunities. With the assets of one or more of the Funds available for co-investment, there should be an increase in the number of opportunities accessible to the Company.

The Adviser and the Board believe that it will be advantageous for the Company to co-invest with one or more of the Funds and that such investments would be consistent with the investment objective, investment policies, investment positions, investment strategies, investment restrictions, regulatory requirements, and other pertinent factors applicable to the Company.  Specifically, the Adviser believes that co-investment by the Company and one or more of the Funds will afford the Company the ability to achieve greater diversification and, together with the Funds, the opportunity to exercise greater influence on the Portfolio Companies in which the Company and the Funds co-invest.

B.	Applicable Law

1.	Sections 57(a)(4) and 57(i) of the 1940 Act, and Rule 17d-1 thereunder

Section 57(a)(4) makes it unlawful for any person who is related to a BDC in a manner described in Section 57(b), acting as principal, knowingly to effect any transaction in which the BDC is a joint or a joint and several participant with that person in contravention of rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by the BDC on a basis less advantageous than that of the other participant. Although the Commission has not adopted any rules expressly under Section 57(a)(4), Section 57(i) provides that the rules under Section 17(d) applicable to registered closed-end investment companies (e.g., Rule 17d-1) are, in the interim, deemed to apply to transactions subject to Section 57(a). Rule 17d-1, as made applicable to BDCs by Section 57(i), prohibits any person who is related to a BDC in a manner described in Section 57(b), acting as principal, from participating in, or effecting any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which the BDC is a participant, unless an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order entered prior to the submission of the plan or any modification thereof, to security holders for approval, or prior to its adoption or modification if not so submitted.

In passing upon applications under Rule 17d-1, the Commission will consider whether the participation by the BDC in such joint transaction is consistent with the provisions, policies, and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

2. Section 57(b) of the 1940 Act

Section 57(b) specifies the persons to whom the prohibitions of Section 57(a)(4) apply. These persons include the following: (1) any director, officer, employee, or member of an advisory board of a BDC or any person (other than the BDC itself) who is, within the meaning of Section 2(a)(3)(C), an affiliated person of any such person; or (2) any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with a BDC (except the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not be directly or indirectly under the control of a person who controls the BDC), or any person who is, within the meaning of Section 2(a)(3)(C) or (D) an affiliated person of such person.

Section 2(a)(9) defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. The statute also sets forth the interpretation that any person who owns beneficially, either directly or through one or more controlled companies, more than 25 percent of the voting securities of a company shall be presumed to control such company; any person who does not so own more than 25 percent of the voting securities of a company shall be presumed not to control such company; and a natural person shall be presumed not to be a controlled person.

Sections 2(a)(3)(C) and (D) define an “affiliated person” of another person as: “(C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner or employee of such other person.”

C.	Need For Relief

Transactions effected as part of the Co-Investment Program would be prohibited by Section 57(a)(4) and Rule 17d-1 without a prior exemptive order of the Commission to the extent that the Funds fall within the category of persons described by Section 57(b).  As set forth in detail below, each of the Funds, by virtue of having an Adviser Affiliate as its adviser, general partner or collateral manager, could be deemed to be controlled by the same persons who control the Adviser, and thus could be deemed to be “under common control with” the Company.

Monroe SBIC

Messrs. Koenig and Egan collectively hold 32% of the membership units of the Monroe SBIC General Partner.  As discussed above, the Monroe SBIC General Partner has full and exclusive management authority over all investments, asset dispositions, distributions, and other affairs of Monroe SBIC.  Thus, because the Monroe SBIC General Partner may be deemed to have the power to exercise a controlling influence over the management or policies of the Monroe SBIC, the Monroe SBIC General Partner could be deemed to control the Monroe SBIC.  By virtue of owning jointly more than 25% of the membership units of the Monroe SBIC General Partner, Messrs. Koenig and Egan could be deemed jointly to control the Monroe SBIC General Partner, and thus, in turn, to indirectly control the Monroe SBIC.

Additionally, Messrs. Koenig and Egan collectively hold 37% of the membership units of the Monroe SBIC Adviser.  Because the adviser of an investment fund could be generally deemed to control such fund, Messrs. Koenig and Egan could jointly be deemed to indirectly control the Monroe SBIC by virtue of owning jointly more than 25% of the membership units of the Monroe SBIC Adviser.

Mr. Koenig also would likely be deemed to control the Adviser, and by his control of the Adviser would likely be deemed indirectly to control the Company, by virtue of owning 75% or more of the membership units of the Adviser and by his position on the investment committee of the Adviser.  Likewise, Mr. Egan could be deemed to control the Company on account of his position on the investment committee of the Adviser.  Because Messrs. Koenig and Egan could be deemed jointly to control the Monroe SBIC as well as the Company, the Monroe SBIC could be deemed to be affiliated with the Company under Section 57(b) by virtue of being under common control with the Company, and therefore prohibited by Section 57(a)(4) and Rule 17d-1 from participating in the Co-Investment Program.

MC Funding

The Monroe Collateral Manager is the collateral manager for MC Funding.  As collateral manager for MC Funding, the Monroe Collateral Manager effectively serves its investment manager and as investment manager, would ordinarily be deemed to control MC Funding.  Messrs. Koenig, Egan, and VanDerMeid collectively hold 83.5% of the membership units of the Monroe Collateral Manager, and thus would likely be deemed directly to control the Monroe Collateral Manager, and indirectly to control MC Funding.

As discussed above, Messrs. Koenig and Egan likely would be deemed to control the Company by virtue of their ownership of membership units of the Adviser and their positions on the Adviser’s investment committee.  Mr. VanDerMeid also sits on the Adviser’s investment committee, and thus also might be deemed to control the Company by virtue of his investment management role with respect to the Company.  Because Messrs. Koenig, Egan, and VanDerMeid could be deemed jointly to control MC Funding and the Company and MC

Funding could be deemed to be affiliated with the Company under Section 57(b) by virtue of being under common control with the Company, and therefore prohibited by Section 57(a)(4) and Rule 17d-1 from participating in the Co-Investment Program.

D.	Requested Relief

Accordingly, Applicants respectfully request an Order of the Commission, pursuant to Section 57(i) and Rule 17d-1, permitting the Funds and any Future Co-Investment Affiliates to participate with the Company in the Co-Investment Program.

E.	Precedents

The Commission has granted co-investment relief similar to that requested by the Applicants on numerous occasions in recent years.5  Although the various precedents involve somewhat different allocation formulae, approval procedures, and presumptions for co-investment transactions to protect the interests of public investors in the BDC than the ones described in this Application, Applicants submit that the formulae and procedures set forth as conditions for the relief requested herein are consistent with the range of investor protection found in the cited orders.

5 Ridgewood Capital Energy Growth Fund, LLC (File No. 812-13569), Release No. IC-28982 (Oct. 21, 2009) (order), Release No. IC-28931 (Sept. 25, 2009) (notice); Main Street Capital Corporation, et. al. (File No. 812-13438), Release No. IC-28295 (June 3, 2008) (order), Release No. IC-28265 (May 8, 2008) (notice); Gladstone Capital Corporation, et. al. (File No. 812-12934), Release No. IC-27150 (November 22, 2005) (order), Release No. IC-27120 (October 25, 2005) (notice); meVC Draper Fisher Jurvetson Fund I, Inc., et al. (File No. 812-11998), Release No. IC-24556 (July 11, 2000) (order), Release No. IC- 24496 (June 13, 2000) (notice); Berthel Growth & Income Trust I, et al. (File No. 812-10830), Release No. IC-23864 (June 8, 1999) (order), Release No. IC- 23825 (May 12, 1999) (notice); Technology Funding Venture Capital Fund VI, LLC, et al. (File No. 812-11006), Release No. IC-23610 (Dec. 18, 1998) (order), Release No. IC- 23573 (Nov. 25, 1998) (notice); MACC Private Equities Inc., et al. (File No. 812-11148), Release No. IC-23518 (Nov. 3, 1998) (order), Release No. IC- 23478 (Oct. 6, 1998) (notice); Brantley Capital Corporation, et al. (File No. 812-10544), Release No. IC-22893 (Nov. 18, 1997) (order), Release No. IC-22864 (Oct. 21, 1997) (notice); Renaissance Capital Growth & Income Fund III. Inc. (File No. 812-10354), Release No. IC-22428 (Dec. 31, 1996) (order), Release No. IC-22378 (Dec. 6, 1996) (notice); Sherrv Lane Growth Fund. Inc. (File No. 812-10082), Release No. IC-22130 (Aug. 9, 1996) (order), Release No. IC-22060 (July 10, 1996) (notice); Access Capital Strategies Community Investment Fund. Inc. (File No. 812-9786), Release No. IC-21898 (Apr. 16, 1996) (order), Release No. IC-21836 (Mar. 20, 1996) (notice); Ridgewood Electric Power Trust III (File No. 812-9558), Release No. IC-21589 (Dec. 11, 1995) (order), Release No. IC-21472 (Nov. 3, 1995) (notice); MAC Private Equities Inc., (File No. 812-9028), Release No. IC20887 (Feb. 7, 1995) (order), Release No. IC-20831 (Jan. 12, 1995) (notice); Corporate Renaissance Group, Inc. (File No. 812-8978), Release No. IC-20690 (Nov. 8, 1994) (order), Release No. IC-20617 (Oct. 13, 1994) (notice); ML Venture, Partners II. L.P. (File No. 812-7841), Release No. IC-18700 (May 11, 1992) (order), Release No. IC-18652 (Apr. 13, 1992) (notice); Equus Capital Partners. L.P. (File No. 812-7272), Release No. IC-18105 (Apr. 18, 1991) (order), Release No. IC-18058 (Mar. 21, 1991) (notice); Eguitable Capital, Partners, L.P. (File No. 812-7328), Release No. IC-17925 (Dec. 31, 1990) (order), Release No. IC-17894 (Dec. 5, 1990) (notice); Technology Funding Partners III, L.P. (File No. 812-7355), Release No. IC-17571 (July 5, 1990) (order), Release No. IC-17523 (June 6, 1990) (notice); Berkshire, Partners III, L.P., (File No. 812-7335), Release No. IC-17533 (June 14, 1990) (order), Release No. IC-17496 (May 17, 1990) (notice); ML-Lee Acquisition Fund II, L.P., (File No. 8127133), Release No. IC-17123 (Sept. 1, 1989) (order), Release No. IC-17101 (Aug. 7, 1989) (notice); The Prospect Group Opportunity Fund, Inc., (File No. 812-7024), Release No. IC16841 (Feb. 27, 1989) (order), Release No. IC-16774 (Jan. 24, 1989) (notice).

F.	Applicants’ Legal Arguments

Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) and made applicable to BDCs by Section 57(i).  Paragraph (a) of Rule 17d-1 permits an otherwise prohibited person, acting as principal, to participate in, or effect a transaction in connection with, a joint enterprise or other joint arrangement or profit-sharing plan in which a BDC is a participant if an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order issued prior to the submission of such plan or any modification thereof to security holders for approval, or prior to its adoption or modification if not so submitted.  Paragraph (b) of Rule 17d-1 states that in passing upon applications under that rule, the Commission will consider whether the participation by the investment company in such joint enterprise, joint arrangement, or profit-sharing plan on the basis proposed is consistent with the provisions, policies, and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

Applicants submit that the fact that the Required Majority will approve each Co-Investment Transaction before investment, and other protective conditions set forth in this Application, will ensure that the Company will be treated fairly.  The conditions to which the requested relief will be subject are designed to ensure that principals of the Adviser would not be able to favor the Funds over the Company through the allocation of investment opportunities among them.  Because almost every attractive investment opportunity for the Company will also be an attractive investment opportunity for one or more of the Funds, Applicants submit that the Co-Investment Program presents an attractive alternative to the institution of some form of equitable allocation protocol for the allocation of 100% of individual investment opportunities to either the Company or the Funds as opportunities arise.  Applicants submit that the Company’s participation in the Co-Investment Transactions will be consistent with the provisions, policies, and purposes of the 1940 Act and on a basis that is not different from or less advantageous than that of other participants.

G.	Conditions

Applicants agree that any Order granting the requested relief will be subject to the following conditions:

1. Each time the Adviser considers an investment for the Company, it will make an independent determination of the appropriateness of the investment for the Company in light of the Company’s then-current circumstances.

2. (a) If the Adviser deems the Company’s participation in any such investment opportunity to be appropriate for the Company, it will then determine an appropriate level of investment for the Company.

(b) If the aggregate amount recommended by the Adviser to be invested in such Co-Investment Transaction by the Company, together with the amount proposed to be invested by the one or more of the Funds, collectively, in the same transaction, exceeds the amount of the investment opportunity, the amount proposed to be invested by each such party will be allocated among them pro rata based on the ratio of the Company’s total assets, on one hand, and the total assets of the Fund(s) to be co-investing, on the other hand, to the aggregated total assets of the parties, up to the amount proposed to be invested by each.  The Adviser will provide the Required Majority with information concerning the Funds’ total assets to assist the Required Majority with their review of the Company’s investments for compliance with these allocation procedures.

(c) After making the determinations required in conditions 1 and 2(a), the Adviser will distribute written information concerning the Co-Investment Transaction, including the amount proposed to be invested by one or more Funds, to the Independent Directors for their consideration.  The Company will co-invest with one or more of the Funds only if, prior to the Company’s and each Fund’s participation in the Co-Investment Transaction, a Required Majority concludes that:

(i) the terms of the transaction, including the consideration to be paid, are reasonable and fair and do not involve overreaching of the Company or its unit-holders on the part of any person concerned;

(ii) the transaction is consistent with

(A) the interests of the unit-holders of the Company; and

(B) the Company’s investment objectives and strategies (as described in the Company’s Registration Statement and other filings made with the Commission by the Company under the Securities Act of 1933, as amended (the “1933 Act”), any reports filed by the Company with the Commission under the Exchange Act and the Company’s reports to unit-holders);

(iii) the investment by one or more of the Funds would not disadvantage the Company, and participation by the Company is not on a basis different from or less advantageous than that of any of the Funds; provided, that if one or more of the Funds, but not the Company, gain the right to nominate a director for election to a Portfolio Company’s board of directors or the right to have a board observer or any similar right to participate in the governance or management of the Portfolio Company, such event shall not be interpreted to prohibit the Required Majority from reaching the conclusions required by this condition (2)(c)(iii), if

(A) the Required Majority shall have the right to ratify the selection of such director or board observer, if any, and

(B) the Adviser agrees to, and does, provide, periodic reports to the Company’s Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the Portfolio Company; and;

(iv) the proposed investment by the Company will not benefit the Adviser or the applicable Fund(s) or any affiliated person of the Adviser or the applicable Fund(s) (other than the Company and the Fund(s)), except to the extent permitted under section 57(k).

3. The Company has the right to decline to participate in any Co-Investment Transaction or to invest less than the amount proposed.

4. The Adviser will present to the Board, on a quarterly basis, a record of all investments made by the Funds during the preceding quarter that fell within the Company’s then-current investment objectives that were not made available to the Company, and an explanation of why the investment opportunities were not offered to the Company.  All information presented to the Board pursuant to this condition will be kept for the life of the Company and at least two years thereafter, and will be subject to examination by the Commission and its staff.

5. Except for follow-on investments made pursuant to condition 8 below, the Company and the Funds will not invest in reliance on the Order in any Portfolio Company in which any of the Funds or any affiliated persons of any Fund are existing investors.

6. The Company will not participate in any Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date, and registration rights will be the same for the Company as for the Fund(s) participating in the Co-Investment Transaction. The grant to a Fund, but not the Company, of the right to nominate a director for election to a Portfolio Company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the Portfolio Company will not be interpreted so as to violate this condition 6, if conditions 2(c)(iii)(A) and (B) are met.

7. Except for Joint Exit Transactions made pursuant to condition 9 below, if any of the Funds elects to sell, exchange or otherwise dispose of an interest in a security that was acquired by the Company and the Fund in a Co-Investment Transaction, the Adviser will:

(a) notify the Company of the proposed disposition at the earliest practical time; and

(b) formulate a recommendation as to participation by the Company in any such disposition and provide a written recommendation to the Independent Directors. The Company will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the applicable Fund(s). The Company will participate in such disposition to the extent that a Required Majority determines that it is in the Company’s best interests to do so. The Company and the applicable Fund(s) each will bear its own expenses in connection with any such disposition.

8. If any of the Funds desires to make a “follow-on investment” (i.e., an additional investment in the same entity) in a Portfolio Company whose securities were acquired by the Company and the Fund in a Co-Investment Transaction or to exercise warrants or other rights to purchase securities of the issuer, the Adviser will:

(a) notify the Company of the proposed investment at the earliest practical time; and

(b) formulate a recommendation as to the proposed participation, including the amount of the proposed follow-on investment, by the Company and provide a written recommendation to the Independent Directors.

The Independent Directors will make their own determination with respect to follow-on investments. To the extent that:

(i) the amount of a follow-on investment is not based on the Company’s and the applicable Fund’s initial investments; and

(ii) the aggregate amount recommended by the Adviser to be invested by the Company in such follow-on investment, together with the amount proposed to be invested by the applicable Fund in the same transaction, exceeds the amount of the follow-on investment opportunity, the amount invested by each such party will be allocated among them pro rata based on the ratio of each party’s total assets to the aggregated total assets of both parties, up to the maximum amount to be invested by each. The Company will participate in such investment to the extent that the Required Majority determines that it is in the Company’s best interest. The acquisition of follow-on investments as permitted by this condition will be subject to the other conditions set forth in the Application.

9. (a) Except as described below, neither the Company nor any Fund will engage in a Joint Exit Transaction involving an investment held by both the Company and the applicable Fund(s) unless, subject to the following sentence, each of the Company and the applicable Fund(s) disposes of its interest in such investment at the same time, for the same unit consideration, on the same terms and conditions, and in amounts proportionate to its respective holding of such investment.6  If the proposed participation of the Company or any of the Funds in a proposed disposition is disproportionate to its existing holding of such investment (except in situations where the Adviser determines that the Company should not participate in such proposed transaction), the Adviser shall formulate a recommendation as to the participation of the Company in the proposed transaction and submit the recommendation to the Independent Directors.  The recommendation will include an explanation of why the Company or the Fund, as applicable, is not participating to the extent of its proportionate amount.  The Company shall not participate in a Joint Exit Transaction in a disproportionate amount to the applicable Fund unless the Required Majority has made the determinations set forth in condition 2(c) above (modified as appropriate to apply to dispositions).  The Company and the applicable Fund(s) each will bear its own expenses in connection with any such disposition.

(b) If the Company and one or more of the Funds holds different investments in the same issuer, the applicable Fund(s) may sell, exchange, or otherwise dispose of its investment in such

6 However, where the issuer of the investment in question makes an exchange or tender offer to all holders of the investment in question and where there is no negotiation of terms other than price, the Company or the Fund at issue may exit the investment regardless of whether the other exits, without complying with the following terms.  Similarly, where there is an involuntary disposition of the investment (for example, as a result of a bankruptcy proceeding or a contractual “drag along” provision pursuant to which a unaffiliated third party can require a sale) the Company and the Funds would not need to comply with the following procedures.

issuer in a Joint Exit Transaction only if prior notice of such disposition is provided to the Adviser, and the Company is also offered the opportunity to exit its different investment in the same issuer.7  If the Adviser determines that the Company should dispose of its investment, the Adviser will make a recommendation regarding the disposition of the investment held by the Company to the Independent Directors, and the Company shall not dispose of the investment unless the Required Majority has made the determinations set forth in condition 2(c) above (modified as appropriate to apply to dispositions).  The Company and the applicable Fund(s) each will bear its own expenses in connection with any such disposition.

10. The Independent Directors will be provided quarterly for review all information concerning Co-Investment Transactions, including investments made by any of the Funds that the Company considered but declined to participate in, so that the Independent Directors may determine whether all investments made during the preceding quarter, including those investments which the Company considered but declined to participate, comply with the conditions of the order. In addition, the Independent Directors will consider at least annually the continued appropriateness of the standards established for co-investments by the Company, including whether the use of the standards continues to be in the best interests of the Company and its unit-holders and does not involve overreaching on the part of any person concerned.

11. The Company will maintain the records required by section 57(f)(3) as if each of the investments permitted under these conditions were approved by the Independent Directors under section 57(f).

12. No Independent Directors will also be a director, general partner, managing member or principal, or otherwise an “affiliated person” (as defined in the 1940 Act) of any of the beneficial owners of a Fund.

13. The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the 1933 Act) shall, to the extent not payable by the Adviser, be shared by the Company and the applicable Fund(s) in proportion to the relative amounts of their securities to be acquired or disposed of, as the case may be.

14. Any transaction fee (including break-up or commitment fees but excluding broker’s fees contemplated by section 57(k)) received in connection with a Co-Investment Transaction will be distributed to the Company and the applicable Fund(s) on a pro rata basis based on the amount they invested or committed, as the case may be, in such Co-Investment Transaction.  If any transaction fee is to be held by the Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1), and the account will earn a competitive rate of

7 However, as stated above, where the issuer of the investment in question makes an exchange or tender offer to all holders of the investment in question and where there is no negotiation of terms other than price, the Company or the Fund at issue may exit the investment regardless of whether the other exits, without complying with the following terms.  Similarly, where there is an involuntary disposition of the investment (for example, as a result of a bankruptcy proceeding or a contractual “drag along” provision pursuant to which a unaffiliated third party can require a sale), the Company and the Funds would not need to comply with the following procedures.

interest that will also be divided pro rata between the Company and the applicable Fund(s) based on the amount they invest in such Co-Investment Transaction.  None of the Funds, nor any affiliated person of the Company will receive additional compensation or remuneration of any kind (other than (i) the pro rata transaction fees described above and (ii) investment advisory fees) as a result of or in connection with a Co-Investment Transaction.

III.           PROCEDURAL MATTERS

A.           Communications

Please address all communications concerning this Application and the Notice and Order to:

Theodore L. Koenig
Chief Executive Officer
311 South Wacker Drive, Suite 6400
Chicago, Illinois 60606
(312) 258-8300

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

Steven B. Boehm
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue, N.W.
Washington, D.C. 20004

and

Jonathan H. Talcott
Nelson Mullins Riley & Scarborough LLP
101 Constitution Avenue NW, Suite 900
Washington, D.C. 20001

B.           Authorizations

All requirements for the execution and filing of this Application have been complied with, and the person executing and filing this Application is authorized to do so.  The Board of Directors of the Company, on behalf of the Adviser, Monroe SBIC, MC Funding, Monroe SBIC Adviser, and the Monroe Collateral Manager has authorized the filing of this Application pursuant to the resolutions attached as Exhibit B.  The person executing the Application on behalf of the Adviser, Monroe SBIC, MC Funding, Monroe SBIC Adviser, and the Monroe Collateral Manager, states that he has duly executed the attached Application for and on behalf of the applicable Applicants; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize the execution and filing of the Application have been taken.

Signatures

Pursuant to the requirements of the Investment Company Act of 1940, the Applicants have signed this Application on the 27th day of July, 2011.

MONROE CAPITAL CORPORATION
By: /s/ Theodore L. Koenig
Theodore L. Koenig
President and Chief Executive Officer

MONROE CAPITAL PARTNERS FUND, L.P.
By: MONROE CAPITAL PARTNERS FUND, LLC,
General Partner
By: /s/ Theodore L. Koenig
Theodore L. Koenig
Managing Member

MC FUNDING LTD.
By: MONROE CAPITAL MANAGEMENT, LLC,
As Collateral Manager
By: /s/ Theodore L. Koenig
Theodore L. Koenig
Chief Executive Officer

MONROE CAPITAL BDC ADVISORS, LLC
By: /s/ Theodore L. Koenig
Theodore L. Koenig
Chief Executive Officer

MONROE CAPITAL PARTNERS FUND ADVISORS, INC.
By: /s/ Theodore L. Koenig
Theodore L. Koenig
President

MONROE CAPITAL MANAGEMENT, LLC
By: /s/ Theodore L. Koenig
Theodore L. Koenig
Chief Executive Officer

EXHIBIT A
VERIFICATION

The undersigned states that he has duly executed the foregoing Application dated as of July 27, 2011 for and on behalf of Monroe Capital Corporation, Monroe Capital BDC Advisors, LLC, Monroe Capital Partners Fund, L.P., MC Funding Ltd., Monroe Capital Partners Fund Advisors, Inc., and Monroe Capital Management, LLC; that he is the President and Chief Executive Officer of Monroe Capital Corporation; the Chief Executive Officer of Monroe Capital BDC Advisors, LLC; the Managing Member of Monroe Capital Partners Fund, LLC, the General Partner of Monroe Capital Partners Fund, L.P.; the Chief Executive Officer of Monroe Capital Management, LLC, collateral manager of MC Funding Ltd.; and the President of Monroe Capital Partners Fund Advisors, Inc. and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts set forth are true to the best of his knowledge, information and belief.

/s/ Theodore L. Koenig
Name: Theodore L. Koenig

EXHIBIT B
Resolution of the Board of Directors of Monroe Capital Corporation
RESOLVED, that the Proper Officers be, and each hereby is, authorized, empowered, and directed to execute and cause to be filed with the U.S. Securities and Exchange Commission any applications for exemptive relief, and any amendments deemed necessary or appropriate thereto, and any related documents, including, but not limited to, requests for no-action relief or interpretative positions under the Investment Company Act of 1940, as amended (the “1940 Act”), or any other applicable federal or state securities law, as such Proper Officers, in their sole discretion, deem necessary, appropriate or advisable in order to effectuate such actions or pursue such activities or transactions on behalf of the Company.